November 26, 2024

Cuong Do
Chief Executive Officer
BioVie Inc.
680 W Nye Lane Suite 201
Carson City, NV 89703

       Re: BioVie Inc.
           Registration Statement on Form S-1
           Filed November 21, 2024
           File No. 333-283394
Dear Cuong Do:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael S. Lee, Esq.